SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 31, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item	Page
Notice of Annual General and Special Meeting of Shareholders of the Company to be held on May 18, 2005 and Management Proxy Circular dated February 28, 2005, and mailed to Shareholders on March 30, 2005	3

Form of Proxy to be delivered by Brokers for use at the Company’s Annual General and Special Meeting of Shareholders	23

Form of Proxy to be delivered by Shareholders for use at the Company’s Annual General and Special Meeting of Shareholders	25

Form of NI 54-102 card mailed to shareholders with the Management Proxy Circular	27

Annual Report of the Company for calendar year 2004 mailed to Shareholders with the Management Proxy Circular (previously filed with the Commission on March 31, 2005 as Exhibit 99.1 to the Company’s Form 40-F)

Signature	29

BIOMIRA INC.

Annual General and Special Meeting
of Shareholders
To Be Held on May 18, 2005

Annual General and Special Meeting – 1:30 p.m.

Notice of Annual General and Special Meeting of
Shareholders and Proxy Circular

BIOMIRA INC.

2011 – 94 Street
Edmonton, Alberta T6N 1H1

NOTICE OF ANNUAL GENERAL AND
SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General and Special Meeting of Shareholders (the “Meeting”) of Biomira Inc. (the “Corporation”) will be held at Dalton’s Conference Centre, Greenwood Inn Hotel, 4485 Gateway Blvd, Edmonton, Alberta on:

Wednesday, the 18th day of May, 2005 at 1:30 p.m. Mountain Time

for the purpose of:

(1)	receiving the 2004 Annual Report including the financial statements for the year ended December 31, 2004, and the auditors’ report thereon;

(2)	electing directors for the ensuing year;

(3)	appointing Deloitte & Touche auditors and authorizing the Board of Directors to fix their remuneration;

(4)	considering, and if thought fit, passing a resolution approving a Restricted Share Unit Plan of Biomira; and

(5)	transacting such other business as may properly be brought before the Meeting or any adjournments thereof.

Enclosed is a copy of the 2004 Annual Report (if requested), together with a Proxy Circular and a form of Proxy. It is hoped that as many shareholders as possible will be able to attend the Meeting in person. Those who are unable to attend are requested to date, sign and return the enclosed form of Proxy to the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not later than 1:30 p.m. on May 16, 2005.

Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

Shareholders registered on the books of Biomira at the close of business on March 21, 2005 are entitled to vote at the Meeting. Details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Circular.

DATED at Edmonton, Alberta, this 28th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Edward A. Taylor
Vice President Finance & Administration,
Chief Financial Officer & Corporate Secretary

BIOMIRA INC.

BIOMIRA INC.
2011 – 94 Street
Edmonton, Alberta T6N 1H1

PROXY CIRCULAR

GENERAL STATUTORY INFORMATION

Solicitation of Proxies

     THIS PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF BIOMIRA INC. (“BIOMIRA” or the “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF BIOMIRA TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the request for proxies will be primarily by mail but proxies may also be requested personally by Computershare Trust Company of Canada and by regular employees of Biomira at a cost estimated to be $1.50 plus postage per shareholder. The cost of solicitation of proxies by management will be at our expense. Unless otherwise noted, the information in this proxy circular is current to February 28, 2005.

Appointment and Revocation of Proxies

     The persons named in the enclosed form of proxy are our Directors. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT HIM/HER AT THE MEETING MAY DO SO. This can be done by either inserting that person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. In either case you must send or deliver the completed proxy to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, to be received no later than 48 hours prior to the time fixed for holding the Meeting.

     A proxy given pursuant to this solicitation may be revoked pursuant to Section 148(4) of the Canada Business Corporations Act (the “Act”). A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by his attorney authorized in writing, and deposited either at our office, being 2011 - 94 Street, Edmonton, Alberta T6N 1H1 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

     Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions of the shareholder as indicated on the form of proxy. If a shareholder does not specify how his/her shares are to be voted, such shares will be voted in favour of the election of Directors and the re-appointment of the auditors nominated by management and the resolution approving the Restricted Share Unit Plan. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters, which may properly come before the Meeting. As of February 28, 2005, we know of no such amendments, variations or other matters to come before the Meeting.

Voting of Common Shares – Advice to Non-Registered Holders of Securities

     The information detailed in this section is of significant importance to many shareholders, as a substantial number of you do not hold Common shares in your own name. Shareholders who do not hold their Common shares in their own name (referred to in this proxy circular as “Non-Registered Shareholders”) should be aware that only proxies deposited by shareholders whose names appear on the records of Biomira as the registered holders of Common shares can be recognized and acted upon at the Meeting. If Common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder’s name on the records of Biomira. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. Shares held by brokers or their nominees (“Intermediaries”) can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are not allowed to vote shares for their clients.

     Intermediaries are required to forward Meeting materials to Non-Registered Holders unless a Non-Registered Holder has given up the right to receive them. Typically, Intermediaries will use a service company to mail the Meeting materials to Non-Registered Holders.

     Generally, Non-Registered Holders who have not waived the right to receive Meeting materials will:

a.	have received as part of the Meeting materials a voting instruction form. This must be completed, signed and delivered by the Non-Registered Holder. Directions are shown on the voting instruction form; or

b.	less typically, be given a proxy, which has already been signed by the Intermediary (typically by a facsimile, stamped signature). This proxy is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. The Non-Registered Holder does not need to sign this form of proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should then properly complete the form of proxy and give it to Computershare Trust Company of Canada, as described above.

     Common shares held by brokers or their agents or nominees can be voted for or against resolutions only when they are instructed to do so by the Non-Registered Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common shares for the broker’s clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of them), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided. In the case of a voting instruction form, they would follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

     The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication (“ADPIC”) in Canada and ADP Investor Communications Services (“ICS”) in the United States. ADPIC and ICS reproduce the text on their own form (sometimes called a “voting instruction form”). They mail these voting instruction forms to the Non-Registered Holders, and ask Non-Registered Holders to return the voting instruction forms to ADPIC for Canada and ICS for the United States. ADPIC and ICS then count the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Holder receiving a voting instruction form from ADPIC or ICS cannot use that form to vote Common shares directly at the Meeting; rather, the form must be returned to ADPIC or ICS well in advance of the Meeting in order to have the shares voted.

Voting Shares and Principal Holders Thereof

     As at February 28, 2005, we had outstanding 78,360,353 Common shares in our share capital. Each holder of Common shares is entitled to one vote at the Meeting or any adjournment thereof, for each Common share registered in the holder’s name as at the close of business on March 21, 2005 (the “Record Date”). The list of shareholders is available for inspection during usual business hours at the office of Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta and at the Meeting.

     As at February 28, 2005, to the knowledge of our Directors or executive officers, there were no persons or companies who beneficially owned, directly or indirectly, or controlled or directed, voting securities carrying 10 per cent or more of the voting rights attached to any class of voting securities of Biomira.

     As a shareholder, if you wish to give us notice of any matter that you wish to raise at next year’s annual meeting of shareholders, you must do so by Wednesday, November 30, 2005.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     With respect to the Restricted Share Unit Plan (the “RSU Plan”) (see “Approval of Restricted Share Unit Plan”), the non-employee Directors who are eligible to receive grants of restricted share units under the RSU Plan have a direct material interest in the adoption of the RSU Plan. However, it should be noted that in accordance with the rules of the Toronto Stock Exchange the resolution adopting the RSU Plan must be passed by the affirmative vote of the majority of the votes cast at the Meeting with respect to such resolution other than votes attaching to Common shares beneficially owned by insiders of Biomira to whom Common shares may be issued pursuant to the RSU Plan (i.e., the non-employee Directors) or any such person’s associates.

ELECTION OF DIRECTORS

     Seven individuals are being proposed as Directors. Each Director will hold office until the next annual meeting or until his/her successor is duly elected unless his/her office is earlier vacated in accordance with the bylaws. In the case of S. Robert Blair, whose intention is to retire in 2005, the Corporate Governance and Nominating Committee are currently seeking a successor. Mr. Blair will serve until such time as a successor is identified and approved by the Board of Directors.

     The following table and notes thereto set out the name of each person proposed to be nominated by management of Biomira for election as a Director, his/her province or state and country of residence, all other positions and offices with Biomira now held by him/her, if any, his/her principal occupation or employment, the period or periods of service as a Director of Biomira, members of each committee of the Board and the number of shares of Biomira beneficially owned, directly or indirectly, by him/her or over which he/she exercises control or direction as of February 28, 2005.

Number of Common
Shares Owned or
Nominee for Election as Director	Director Since	Controlled
Eric E. Baker, BSc, MBA (1) Chairman & Director Long Sault, Ontario, Canada	August 1985	66,668

Eric Baker is President, Miralta Capital II Inc. He holds a Bachelor of Chemical Engineering degree from Queen’s University, Kingston and an M.B.A. from the Massachusetts Institute of Technology in 1958. He spent 11 years in various sales and production positions at Union Carbide Canada Ltd. and became Operations Manager for their Plastics and Chemicals Division in Canada, responsible for seven plants and 2000 people.

Mr. Baker has been in the venture capital business since 1971. Since that time, he has participated in organizing five pools of private equity capital in Canada – Innocan Investments Inc., Altamira Capital Corp., Miralta Capital Inc., Almasa Capital Inc. and Dynex Capital. During this time, Mr. Baker has been a principal contact with presidents and key operating personnel at companies covering a wide range of industries. This entailed a major role in the strategic marketing and manufacturing decision-making process, plus management incentive planning. Mr. Baker has been Chairman, President or Director of over 100 private Canadian and U.S. companies in the venture capital investment portfolios over the past 30 years.

Mr. Baker is involved in the high-risk venture capital business. As such, from time to time one of their investee companies will go into receivership.

S. Robert Blair, C.C. (1) Director Vancouver, British Columbia, Canada	February 1992	Nil

Mr. Blair is Executive Chair and President of Photon Control Inc. of Burnaby, B.C. He serves as Adjunct Professor of the Department of Environmental Design at the University of Calgary. The recipient of various awards and honours, he was named Officer, The Order of Canada in 1980 and Companion, The Order of Canada in 1985. In 1990, he was given the honourary title of Chief of the Blackfoot Indian Confederacy.

Christopher S. Henney, PhD, DSc (2)(3)(4) Director Seattle, Washington, United States of America	March 2005	Nil

Dr. Henney received his PhD in experimental pathology from the University of Birmingham where he also obtained his DSc for contributions in the field of immunology. He is a former Professor of Immunology and Microbiology and has held faculty positions at Johns Hopkins University, the University of Washington and the Fred Hutchinson Cancer Research Center. He is the author of 200 published articles in the field of immunology.

Dr. Henney is the co-founder of three major publicly held U.S. biotechnology companies, Immunex, ICOS and Dendreon. Most recently, Dr. Henney was the Chairman and Chief Executive Officer of Dendreon Corporation.

Dr. Henney is a Director of Bionomics Ltd. (Adelaide, South Australia). He is also the Chairman of the privately held company, Structural GenomiX (San Diego, CA).

Richard L. Jackson, PhD (1)(3) Director Cincinnati, Ohio, United States of America	May 2003	Nil

Dr. Jackson is President of Richard Jackson Associates, LLC. Dr. Jackson joined Biomira following a year as Chairman, Board of Directors, President and CEO for EmerGen, Inc. where he was responsible for building the organization into a leading women’s health care company.

Prior to his position with EmerGen, Dr. Jackson served for over 15 years in senior management positions in research departments for biopharmaceutical and pharmaceutical companies. He held positions as the Senior Vice President, Research and Development, Atrix Laboratories, Inc., Senior Vice President, Discovery Research, Wyeth-Ayerst, the Pharma Division of American Home Products, and Vice President, Research Sciences at the Marion Merrell Dow Research Institute. While serving in these positions he was instrumental in identifying new products for development pipelines, setting up state of the art research facilities and establishing strategic alliances with biotechnology and pharmaceutical companies. He assisted with acquisitions/mergers and integrations of other companies and has seen several products brought through the approval process and to market.

Dr. Jackson received his PhD from the University of Illinois, Department of Microbiology, and his Bachelor of Science from the University of Illinois, Department of Chemistry.

		Number of Common
		Shares Owned or
Nominee for Election as Director	Director Since	Controlled
T. Alexander McPherson, MD, PhD Director Edmonton, Alberta, Canada	March 1987	59,250

Dr. McPherson is President and CEO of Biomira Inc. He received his degree in medicine from the University of Alberta in 1962 and his PhD and specialty training in Australia from 1964 to 1969. He was appointed full Professor in the Faculty of Medicine at the University of Alberta in 1977. He served as Deputy Minister of Alberta – Hospitals and Medical Care until 1988 when he was appointed Deputy Commissioner and Executive Director of the Premier’s Commission on Future Health Care for Albertans. Dr. McPherson is a Fellow of the Canadian and Australasian and American Colleges of Physicians and Surgeons and is a past president of both the Alberta and Canadian Medical Associations. Dr. McPherson joined Biomira as President in October of 1991, after having served on the Board of Directors for four years. He currently serves on several boards.

W. Vickery Stoughton, BSc, MBA (2) Director Culver City, California, United States of America	June 1997	19,000

Mr. Stoughton, is an independent consultant whose background includes almost three decades in senior management positions in health care services and diagnostics, including moving proprietary diagnostic tests to market, brings to Biomira his extensive experience as well as his knowledge of the pharmaceutical industry where he was a member of the senior executive management team of Smith Kline Beecham. Mr. Stoughton’s career includes 10 years as President and CEO of Toronto General Hospital, the largest teaching hospital in Canada, and of its successor, Toronto Hospital. Mr. Stoughton also served as CEO of Peter Bent Brigham Hospital, affiliated with Harvard University and CEO of Duke University Medical Center. He was also the first Chief Operating Officer of the Brigham and Women’s Hospital. Mr. Stoughton was President of Smith Kline Beecham Diagnostics and President of Smith Kline Beecham Clinical Labs, where he was responsible for increasing sales from U.S. $960 million to U.S. $1.3 billion. Most recently he was founder, Chairman and CEO of Careside, Inc., a research, development, and medical devices company, which filed for bankruptcy in October, 2002.

Michael C. Welsh, QC (2)(3) Director Sherwood Park, Alberta, Canada	March 1987	3,700

Mr. Welsh is President of Almasa Capital, Inc. Prior to joining Almasa Capital Inc. in 1997, Michael Welsh had been a practicing lawyer in Edmonton, Alberta since 1967, and as such, he has been involved in numerous corporate mergers, acquisitions and public offerings.

Mr. Welsh has served on numerous boards of public and private companies, institutions, and foundations. On most of these boards, he has chaired the Finance, Audit or Corporate Governance and Nominating committees with emphasis on the financial strength and financial controls of these entities. He is the Chairman of the Board of Micralyne Inc. of Edmonton, Alberta.

In the early 1990s Mr. Welsh was one of the three founders of Westbrook Asset Management Inc. and the First Alberta Fund Inc., both federally and provincially approved as an Immigrant Investment Fund Manager.

Notes:

(1)	Member of the Executive Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of Corporate Governance and Nominating Committee

(4)	Dr. Henney, who was appointed to the Board on March 8, 2005, is replacing Dr. Sheila Moriber Katz, who resigned from the Board in February 2005

The information as to Common shares beneficially owned or over which the Directors exercise control or direction is not known by us and has been furnished by the respective Directors individually.

Directors’ Remuneration from Biomira for the Year Ended December 31, 2004

     We started 2004 with eight Directors. Nancy Wysenski resigned from the Board in May 2004 reducing to seven the number of Directors. The Chairman was entitled to receive a chairman/director fee of $50,000 a year. Other Canadian resident Directors were entitled to receive Directors’ fees of $10,000 a year. Directors who were residents of the United States were entitled to receive Directors’ fees in U.S. dollars of $10,000 a year plus a per diem ranging from U.S. $500 (conference call meetings) to U.S. $1,000 (in-person meetings) for each Board meeting attended. In addition, Directors who chair the Board’s committees are entitled to an additional fee of $2,000 a year. Inside Director McPherson was not entitled to receive further payment for fulfilling this role. Six Directors (Baker, Blair, Jackson, Katz, Stoughton, and Welsh) received no cash salary in 2004 for services as Directors. Instead they agreed to accept stock options in lieu of cash compensation. The number of options given to each Director was calculated based on the amount of quarterly fees in Canadian dollars otherwise payable, divided by the closing share price on the Toronto Stock Exchange on the day immediately before the first available Board meeting following the quarter end. In total, 75,627 such stock options were granted at exercise prices ranging from $1.54 to $2.67, all vesting over six months. Only one former Director (Wysenski) received cash compensation of U.S. $3,592 in 2004. In addition to their fees, Directors were also entitled to receive reimbursement for their reasonable out-of-pocket expenses incurred on our behalf.

     Under our Share Option Plan, stock options may also be granted to outside Directors as additional compensation for services provided as Directors. During 2004, 35,000 options with an exercise price of $2.20 were granted to outside Directors as additional compensation, vesting over one year. All such Directors’ options expire after eight years from date of grant.

     Effective January 1, 2005, we adjusted the fee structure for Directors in order to recruit and retain high calibre Directors and in response to increasing responsibilities placed upon directors of public companies. Under the new fee structure (all funds in Canadian dollars) effective January 1, 2005, the Chairman is entitled to receive a chairman/director fee of $60,000. Other Directors are entitled to receive Director fees of $25,000. The chairman of each committee is eligible to receive an additional $3,000, with the exception of the chairman of the Audit Committee who is eligible to receive an additional $10,000 for services performed as the committee chairman. Meeting fees, which were previously paid, have been discontinued. In 2005, all eligible Directors have elected to receive stock options in lieu of cash compensation. Inside Director McPherson will remain ineligible to receive remuneration.

     Also effective January 1, 2005 Directors will no longer receive stock options under our Share Option Plan as additional compensation (options in lieu of fees will continue). This element of their compensation is proposed to be replaced with a Restricted Share Unit plan (See “Approval of Restricted Share Unit Plan”). Inside Director McPherson will not participate in this plan.

Summary of Board and Committee Meetings Held
For the period ended December 31, 2004

Meeting Type	In Person	Conference Call	Total
Board Meetings	4	6	10
Audit Committee	2	5	7
Corporate Governance and Nominating Committee	4	2	6
Compensation Committee	1	2	3
TOTAL	11	15	26

Summary of Attendance of Directors
For the period ended December 31, 2004

Director	Board Meetings Attended	Committee Meetings Attended
Eric Baker	9 of 10	3 of 3
Robert Blair	7 of 10	3 of 3
Dr. Richard Jackson	8 of 10	N/A
Dr. Sheila Moriber Katz	9 of 10	12 of 13
Dr. T. Alexander McPherson	9 of 10	N/A
W. Vickery Stoughton	9 of 10	13 of 13
Michael Welsh	8 of 10	12 of 13
Nancy Wysenski	2 of 5	N/A

EXECUTIVE COMPENSATION AND RELATED MATTERS

Composition of the Executive Compensation Committee

     The Executive Compensation Committee of the Board of Directors oversees our compensation program for all executive officers. In 2004, this committee was composed of two non-employee, independent Directors (Eric Baker and Robert Blair). The members of the Executive Compensation Committee make a proposal for the President and Chief Executive Officer’s compensation and make a recommendation to the Board of Directors. With respect to compensation for executive officers other than the President and Chief Executive Officer, the Committee reviews a compensation proposal prepared by the President with the assistance of our Human Resources staff.

Report of the Executive Compensation Committee

     Objectives

     The primary objectives of our executive compensation program are to allow us to attract, motivate and retain outstanding individuals and to align their success with that of our shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an individual is based on the individual’s overall experience, responsibility and performance.

     The Human Resources staff compares remuneration for our executives to the remuneration for similar executives in the relevant labour markets. The main point of reference is a peer group of ten to fifteen Canadian biopharmaceutical companies.

Base pay and annual incentives are established at the median to 75th percentile level (average to above average) of peer group comparisons.

Executive Compensation Program

     Our executive compensation program consists of the following elements: (a) a base salary; (b) annual incentive compensation; (c) a long-term executive retention and incentive program; and (d) other compensation, which includes medical, insurance and pension benefits generally available to our employees.

(a) Base Salary

     Overall compensation targets for our executive officers are generally determined from a review of senior managers with comparable qualifications, experience and responsibilities at other companies of comparable size in the Canadian biopharmaceutical industry and other markets in which we compete for employees. This salary data is obtained from a number of sources, including established outside independent services specializing in compensation surveys. The base salary component of the overall compensation also varies by executive based upon the appropriateness of an annual incentive component.

(b) Annual Incentive Compensation

     The Committee has sought to provide annual incentive compensation for executive officers through variable pay arrangements. Awards are tied to the achievement of pre-established corporate and individual objectives. We establish goals with different achievement levels. The budget level will lead to the attainment of the expected level of annual compensation. Less than expected performance can result in no annual incentive and superior performance can lead to enhanced compensation.

     From time to time, discretionary bonuses will be paid to an executive. Unlike variable pay, awards are not based on predetermined goals, rather, they are due to activities such as taking advantage of opportunities that present themselves and/or dealing with unexpected circumstances as they arise. Awards are based on the subjective assessment of the Committee taking into account unexpected results achieved.

     Variable pay amounts are recorded in the Summary Compensation Table under the “Bonus” heading.

(c) Long-Term Incentive Compensation

     The principal method for introducing long-term incentives into the compensation plan is through the granting of stock options. These grants are designed to promote the convergence of long-term interests between our senior level employees and our shareholders; specifically, the value of the options granted increases or decreases with the value of our Common shares. In this manner, the long-term rewards for the more senior employees correspond with increases in shareholder value. The size of a particular option grant is based on the individual’s position with, and contribution to, our company. The vesting period for these grants is typically four years. Our Share Option Plan is described under “Share Option Plan”.

(d) Other Compensation

     The value of other benefits to executive officers did not exceed 10 per cent of any executive officer’s salary for the 2004 financial year except as described in the Summary Compensation Table.

Compensation of the President and Chief Executive Officer

     In 2004, Dr. McPherson received a base salary of $332,100 a year. An amount of $136,161 in variable pay was paid as result of the achievement of pre-established corporate and individual objectives. In addition, he received $4,351, which included payments for health and life insurance premiums. Total compensation amounted to $472,612.

     The stage of our development is such that parameters like earnings per share and return on assets are inappropriate compensation measurements.

Performance Graph

     The following graph shows the cumulative shareholder return over five years of $100 invested in Common shares of Biomira at December 31, 1999, relative to the cumulative total return on $100 invested in the S&P/TSX Composite Index (formerly TSE 300), the Nasdaq Pharmaceutical Index, and the Nasdaq Biotechnology Index over the same period, ending in December 2004. The Nasdaq Pharmaceutical and Nasdaq Biotechnology figures are reported in U.S. dollars.

(table on page 7)

PERFORMANCE GRAPH

● S&P/TSX Composite Index replaced the TSE 300 in May 2002. Data prior to May 2002 is from the TSE 300 Total Return Index and data from May 2002 is from the S&P/TSX Composite Index.

	1999		2000		2001		2002		2003		2004
Biomira Inc.		$100		$144		$117		$25		$34		$51
TSE 300 Index (1998 – 2001)		$100		$107		$94		—		—		—
S&P/TSX Composite Index (2002)		—		—		—		$82		$104		$119
NASDAQ Pharmaceutical Index	US$	100	US$	125	US$	106	US$	69	US$	101	US$	107
NASDAQ Biotechnology Index	US$	100	US$	123	US$	103	US$	56	US$	82	US$	87

Executive Officers’ Remuneration from Biomira for the Year Ended December 31, 2004

     During 2004 we had six executive officers. Total compensation, including salaries, variable pay (annual incentive arrangements tied to the achievement of pre-established corporate and individual objectives), and all other compensation paid to all the executive officers was $1,749,017 for the year ended December 31, 2004.

     The following table summarizes the aggregate compensation that we paid in respect of our last three completed financial years to:

i.	the Chief Executive Officer (the “CEO”);

ii.	the Chief Financial Officer (the “CFO”);

iii.	the next three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of our 2004 financial year and whose total salary and bonus exceeds $150,000, and,

iv.	any additional individual for whom disclosure would have been required under (iii) above except that the individual was not serving as an officer of our company at the end of our 2004 financial year.

(Collectively, the “Named Executive Officers”)

Summary Compensation Table

						Long-Term
	Annual Compensation					Compensation
				Other Annual		Securities	All Other
		Salary	Bonus(1)	Compensation		Under Options	Compensation
Name and Principal Position	Year	($)	($)	($)		Granted(2)	($)(3)
T. ALEXANDER McPHERSON	2004	332,100	136,161	—		200,000	4,351
Chief Executive Officer	2003	316,200	113,832	69,750		100,000	5,236
President and Director	2002	310,000	77,500	43,313		60,000	3,405

EDWARD A. TAYLOR	2004	210,000	73,920	4,039	[4]	25,000	10,493
Chief Financial Officer	2003	188,700	72,461	43,660		115,000	9,401
Vice President Finance and	2002	185,000	37,000	—		30,000	8,663
Administration

GUY ELY	2004	214,300	51,432	—		15,000	10,807
Vice President Clinical and	2003	204,000	58,140	28,125		15,000	11,090
Medical Affairs	2002	150,000	22,500	—		80,000	5,600

ROBERT D. AUBREY	2004	182,000	73,255	—		25,000	10,108
Vice President Marketing and	2003	168,300	75,735	36,998		15,000	9,682
Business Development	2002	165,000	41,250	6,346		30,000	8,663

MARILYN OLSON	2004	176,800	45,747	—		15,000	7,559
Vice President Regulatory Affairs	2003	154,300	38,195	—		40,000	6,718
	2002	118,000	20,355	—		15,000	5,816

Notes:

(1)	This column includes awards earned as variable pay. Awards are contingent upon the achievement of pre-established corporate and individual objectives

(2)	This column represents the number of securities under option granted in each year for the Named Executive Officer

(3)	“All Other Compensation” includes payments made for health, life insurance premiums, and payments to RRSP contributions

(4)	Other Annual Compensation for Edward Taylor was the sale of vacation days

     We furnish other benefits to certain of our officers and other employees. The aggregate value of such benefits to each of the Named Executive Officers indicated in the table above did not exceed the lesser of $50,000 or 10 per cent of the total salaries and bonuses noted above for the financial year ended December 31, 2004, except as disclosed in the Summary Compensation Table.

     In 2004, we had no pension or other similar plans applicable to its Named Executive Officers beyond the Group RRSP Plan and group insurance and medical plan generally available to our employees.

Equity Compensation Plan

     Biomira has established a Share Option Plan, which enables us to grant share options to employees, directors, and individuals in special contract relationships. The number of Common shares reserved that we can issue pursuant to the Share Option Plan is currently at a maximum of 6,400,000 Common shares, amounting to 8.17 per cent of the Common shares outstanding as of February 28 2005. Of this amount a total of 3,594,847 options to acquire Common shares are at February 28, 2005 outstanding under this plan. This amounts to 4.59 per cent of the Common shares outstanding. Our Board of Directors with respect to each option, within certain limitations, determines the terms, conditions and limitations of options granted under the Share Option Plan. Insiders’ holdings are limited to 10 per cent of outstanding Common shares and any one person is limited to 5 per cent of outstanding Common shares. The plan may be amended by our Board of Directors for the proper administration of the plan, subject to regulatory approval if required. No plan amendments were made in 2004. The exercise price per Common share is determined by the Board of Directors but shall not be less than the closing price of the Common shares on the Toronto Stock Exchange on the day prior to the day on which the option is granted. Our Board of Directors fixes the term of each option when the option is granted, but may not be greater than 10 years from the date on which the option is granted. In general, the right of an optionee to exercise an option commences on the first anniversary date of the option grant and the optionee is entitled to purchase, on a cumulative basis, 25 per cent of the optioned shares in each of the next four years. However, in certain circumstances, options are granted entitling an optionee to purchase 100 per cent of the shares earlier than the general pattern. In the event that our relationship with an optionee terminates, the provisions of the Share Option Plan specify the applicable period for exercising options dependent upon the event giving rise to the termination and the position of the optionee with Biomira. For employees, entitlement to options ceases upon voluntary resignation but continues for 180 days in the event of termination without cause. For executives, entitlement continues for 2 years following termination without cause. For service providers and Board members, entitlement continues for 180 days for resignation or termination. For all optionees, entitlement continues 180 days in the event of death. The ability of an optionee to exercise an option under the Share Option Plan may be accelerated in the event of a change of control of Biomira. The exercise price per Common share is payable in full on the date of exercise. Options granted under the Share Option Plan are not assignable. During the period January 1 to December 31, 2004, options to purchase 535,627 Common shares were granted under the Share Option Plan at exercise prices between $1.51 and $2.67 per share.

     The following table provides information as at December 31, 2004 regarding the Common shares issuable upon exercise of options outstanding under the Share Option Plan as well as the number of Common shares remaining available for issuance under the Share Option Plan.

		Number of securities
Number of Common shares to be	Weighted-average exercise price of	remaining available for
issued upon exercise of options	outstanding options	future issuance
3,736,599	$4.67	994,159

Summary of Executive Severance Agreements

     Biomira has entered into severance agreements with senior executives who have been with us for more than two years. Each such severance agreement establishes the terms and conditions that will apply in the event of the termination of the employment of the individual concerned. The agreements cover termination without cause, alteration of duties resulting in constructive dismissal, and change in control. Generally, the agreements provide for eighteen months of compensation (salary plus an amount equal the prior year’s annual incentive payment plus an amount equal to 20 per cent of salary in lieu of benefits) in lieu of notice to be paid over an eighteen-month timeframe, except in the case of the President, where twenty-four months compensation in lieu of notice would be paid over a twenty-four month timeframe. The agreements are based on the requirement that the senior officers covered by the agreement will not become engaged or employed by one of our competitors for a period of two years from the date of termination.

Share Option Grants During 2004

     The following table details the particulars of individual grants of options to purchase our Common shares made to each of the Named Executive Officers who were granted options during the financial year ended December 31, 2004.

Option Grants During the Most Recently Completed Financial Year
				Market Value
				of Securities
			Exercise or Base	Underlying Options
	Securities Under	% of Total Options	Price	on Date of Grant
Name	Options Granted(1)	Granted in 2004	($ /Security)(2)	($/Security)	Expiration Date
T. ALEXANDER McPHERSON	200,000	37.3%	2.20	2.20	20-Jan-2012
EDWARD A. TAYLOR	25,000	4.7%	2.20	2.20	20-Jan-2012
GUY ELY	15,000	2.8%	2.20	2.20	20-Jan-2012
ROBERT D. AUBREY	25,000	4.7%	2.20	2.20	20-Jan-2012
MARILYN OLSON	15,000	2.8%	2.20	2.20	20-Jan-2012

Notes:

(1)	The options were granted under our Share Option Plan.

(2)	The exercise price of all options issued is equal to the closing price of our Common shares on the Toronto Stock Exchange on the day prior to the day on which the option was granted.

Share Options Exercises During 2004

     The following table sets forth the particulars of the share option exercises during our 2004 financial year by each Named Executive Officer and the financial year-end value of unexercised options, on an aggregated basis.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year End Option Values
					Value of Unexercised Options
			Number of Unexercised Options at		In-the-Money Options at
	Securities Acquired		December 31, 2004		December 31, 2004
	On Exercise	Aggregate Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	Realized ($)	(#)	(#)	($)	($)
T. ALEXANDER McPHERSON	—	—	625,000	265,000	98,300	187,500
EDWARD A. TAYLOR	—	—	251,250	118,750	56,013	114,838
GUY ELY	—	—	58,750	51,250	27,263	21,788
ROBERT D. AUBREY	—	—	216,250	43,750	27,263	28,588
MARILYN OLSON	27,500	57,000	31,250	47,500	3,863	36,413

Notes:

(1)	Our closing Common share price on the Toronto Stock Exchange at December 31, 2004 was $2.88.

Interests of Directors and Senior Officers in Matters to be Acted Upon

     Except as described under “Interest of Certain Persons or Companies in Matters to be Acted Upon”, none of our Directors or executive officers, or any associate or controlled corporation of any such person, has any direct or indirect material interest in any of the matters that will be voted upon at the Meeting other than the election of Directors or the appointment of auditors.

APPROVAL OF RESTRICTED SHARE UNIT PLAN

Restricted Share Unit Plan

     We are seeking shareholder approval to create a Restricted Share Unit Plan (the “RSU Plan”). The Board of Directors has authorized, subject to Shareholder and regulatory approval, the creation of the RSU Plan, which would permit us, at our option, to award Restricted Share Units (“RSUs”) to our non-employee Directors. The Board of Directors will administer the RSU Plan in compliance with applicable laws and the rules of any stock exchange on which our Common shares are listed. A copy of the RSU Plan may be obtained from the Corporate Secretary by written request at fax number 780-450-4772 no later than May 6, 2005.

Purpose of the Restricted Share Unit Plan

     The adoption of the RSU Plan is intended to encourage non-employee Directors to acquire a proprietary interest in Biomira through the ownership of Common shares and thus provide them with additional incentive to further the growth and development of Biomira.

     Upon the adoption of the RSU Plan, it is expected that non-employee Directors will no longer receive periodic share option grants under our Share Option Plan. However, for an interim period, the non-employee Directors will continue to receive share option grants under our Share Option Plan in lieu of Director fees.

Grants of RSUs under the Restricted Share Unit Plan

     The RSU Plan provides for grants (“Grants”) to be made from time to time by the Board or a committee thereof, or by an administrator appointed by the Board. Each Grant will be made in accordance with terms specific to that Grant, which terms will generally include a five-year vesting period. Depending upon the terms of the Grant, each RSU may be converted into one Common share of Biomira at the end of the grant period (not to exceed five years) without any further consideration payable to Biomira in respect thereof. Grants under the RSU Plan may have different terms even in cases where several grants are made at the same time. In general, the number and timing of RSUs to be granted will be determined by reviewing long-term compensation levels for board members in other similar corporations. Grants will usually occur on an annual basis. Unless otherwise determined by the Board or specified in the Grant, in the event of the death of an RSU Plan participant, or a participant ceasing to be a Director for any other reason, the then outstanding RSUs of such participant will generally be converted into Common shares. In the event of a change of control of Biomira, each participant who has received a Grant will at that time be entitled to receive, at such participant’s election, either the Common shares which such participant would otherwise have been entitled to receive under the Grant at the end of the applicable vesting period (the “Accelerated Common Shares”) or cash (based on a formula specified in the RSU Plan intended to provide such participant with the fair value at the time of the change of control of the Accelerated Common Shares). The rights or interests of a participant under the RSU Plan are not assignable or transferable otherwise than by will or the laws governing the devolution of property in the event of death. The RSU Plan provides that under no circumstances shall RSUs be considered shares in our share capital, nor entitle any participant to the exercise of voting rights, the receipt of dividends or the exercise of any other rights attaching to ownership of our shares.

Amendment of the Restricted Share Unit Plan

     Amendments to the RSU Plan may be made by the Board without approval of the Shareholders, subject to regulatory requirements and provided that the number of Common shares reserved for issuance cannot be increased except with approval of the Shareholders.

Common Shares Reserved for Issuance

     500,000 Common shares are to be reserved for issuance under the RSU Plan. Such reserved Common shares represent approximately 0.64 per cent of our currently outstanding Common shares. The Common shares available under the RSU Plan will only be available to our Directors (i.e. insiders of Biomira). The RSU Plan does not limit the maximum number of Common shares any one person is entitled to receive under the RSU Plan.

Recommendation of the Board

     The Board has determined that the proposed RSU Plan is in the best interests of Biomira and the Shareholders. The Board therefore recommends that Shareholders vote in favour of the approval of the proposed RSU Plan, and the resolution set forth below. The persons named in the enclosed form of Proxy intend to vote at the Meeting for the adoption of the RSU Plan, as proposed, unless otherwise directed by the Shareholders appointing them.

     In accordance with the Rules of the Toronto Stock Exchange, in order to be effective, the requested resolution must be passed by the affirmative vote of the majority of the votes cast at the Meeting with respect to such resolution other than votes attaching to Common shares beneficially owned by insiders of Biomira to whom Common shares may be issued pursuant to the RSU Plan or any such person’s associates. Thus, the 89,368 (as at February 28, 2005) Common shares beneficially owned by the non-employee Directors and their associates will be excluded from the vote on the resolution set forth below.

Resolution Authorizing the Creation of the RSU Plan

     “BE IT RESOLVED THAT:

1.	subject to regulatory approval, the creation of the Restricted Share Unit Plan, substantially in the form as described in the Corporation’s Management Proxy Circular dated February 28, 2005, is hereby approved;

2.	the maximum number of Common shares of the Corporation reserved for issuance pursuant to the Restricted Share Unit Plan will be 500,000; and

3.	any Director or Officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such Director or Officer, may be necessary or desirable in order to carry out the intent of this resolution.”

APPOINTMENT OF AUDITORS AND AUTHORIZATION TO FIX THEIR REMUNERATION

     Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP, Edmonton as our auditors, to hold office until the next Annual General Meeting and to authorize the Board to fix their remuneration. Deloitte & Touche LLP were first appointed our auditors on February 26, 1986.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     Under our by-laws, we indemnify our Directors and officers to the extent permitted by the Canada Business Corporations Act. We have purchased insurance permitted under subsection 124(6) of that Act for the benefit of our Directors and officers in respect of certain liabilities that may be incurred by them in such capacities.

     The above-mentioned insurance, with an annual premium of US $75,000 provides coverage of US $1,000,000 per loss and US $1,000,000 in the aggregate for claims relating to Directors’ and officers’ liability, subject to a deductible of US $350,000 per securities claim, and a deductible of US $250,000 per claim for all other claims. On April 1, 2005, a new policy becomes effective expiring April 1, 2006 with coverage of US $5,000,000 per loss and US $5,000,000 in the aggregate for an annual premium of US $230,000, subject to the same deductibles as the expiring policy noted above.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Toronto Stock Exchange (TSX) requires each listed corporation such as Biomira to disclose our corporate governance practices each year in our annual report and/or management proxy circular. To comply with the TSX requirements, Biomira must describe our system of corporate governance and compare our practices against each of the 14 guidelines set out in Section 474 of the TSX Corporation Manual.

     On October 29, 2004, the Canadian Securities Administrators (CSA) released a new version of their proposed rule on disclosure of corporate governance practices (CSA Proposals). The CSA Proposals relate to National Instrument 58-101 – Disclosure of Corporate Governance Practices and a related National Policy 58-201, Corporate Governance Guidelines. The CSA Proposals also affect Multilateral Instrument 52-110 – Audit Committees, aiming to make the definition of independence consistent between the proposed new Instrument and Multilateral Instrument 52-110, and also to match more closely definitions used by the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange.

     Also, major securities regulatory changes in the United States affecting Biomira have come into effect or have been proposed. Many such changes arise from the Sarbanes-Oxley Act of 2002 (SOX), and subsequent rules and regulations issued by the SEC, as well as the new Nasdaq Corporate Governance Rules approved in November 2003.

     Our Corporate Governance and Nominating Committee (CGNC) has closely monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended our governance practices to align them with these changes. The Committee believes that we have adopted a proactive approach in meeting and exceeding “best practices” in this current environment of evolving corporate governance practices, requirements and guidelines. To assist the CGNC, we have appointed a Compliance Officer.

     Set out below are the details of our corporate governance practices. When National Instrument 58-101 and National Policy 58-201 become effective they will replace the TSX guidelines and disclosure requirement for corporate governance. As the TSX does not dictate the form of disclosure issuers must use to address the 14 TSX guidelines, we have chosen to disclose our corporate governance practices according to Form 58-101F and address the TSX guidelines within that framework. The disclosure below also includes requirements of the SOX and subsequent SEC requirements as well as Nasdaq requirements, presented within the framework of Form 58-101F and on the follow-on table.

Form 58-101F – Corporate Governance Disclosure

1.	Board of Directors

(a)	Independent Directors proposed for 2005 are: Eric E. Baker, S. Robert Blair, Christopher S. Henney, Richard L. Jackson, W. Vickery Stoughton, and Michael C. Welsh

The standards of independence encompass the standards contained in the TSX Guidelines (#2), the CSA Proposals as well as under the SOX and the Nasdaq rules. (See *Definition – “Independent”).

All Board Committees are composed solely of independent Directors. On an annual basis, the CGNC reviews questionnaires completed by the current Directors to ascertain Board member independence. The CGNC reviews the status of each individual Director annually and makes a recommendation for full Board consideration and determination of independence (TSX #3a).

(b)	Dr. Alex McPherson is a member of the Board of Directors and by virtue of his position as our President and CEO, he is not considered an independent Director.

(c)	The majority of Directors of Biomira are independent.

(d)	The following Directors hold directorship positions in other publicly traded companies:
Eric E. Baker: AldeaVision Inc. (TSX:ALD)
S. Robert Blair: Photon Control Inc. (TSX: PHO); Western Lakota Energy Services Inc. (TSX: WLE);
Northstar Electronics, Inc. (OTCBB:NEIK)
Richard L. Jackson: Inflazyme Pharmaceuticals Ltd. (OTC: IZYPF, TSX: IZP)
Christopher S. Henney: Bionomics Ltd. (AX:BNO; OTC:BMICY)
W. Vickery Stoughton: Sun Life Financial (TSX:SLF; NYSE:SLF)
OTC: Over the Counter; AX: Australian Stock Exchange; NYSE: New York Stock Exchange

(e)	Executive Sessions: Our Board of Directors holds regular Executive Sessions at which members of management are not in attendance. In late 2004 Executive Sessions started being scheduled as part of every face-to-face Board meeting. It is the intention of the Board to continue to schedule these formal meetings at face-to-face meetings. The Chairman of the Board acts as Chairman of Executive Session. Two meetings were held in 2004 and one to date in 2005. (TSX #12). The Board Committees, all composed of independent Board members, also hold meetings at which management is not present.

(f)	The Chairman of the Board, Eric E. Baker, is an independent Director.

2.	Board Mandate (TSX #1)

In December of 2003, the Board of Directors formalized our position on corporate governance in a document Corporate Governance Guidelines and Director Expectations. This document, which is being reviewed annually, serves as the Board’s Mandate and explicitly assumes responsibility for the stewardship of Biomira. The current version is available at “Investors” – Corporate Governance Section on our Web site at www.biomira.com.

3.	Position Descriptions (TSX #11)

(a)	A written position description has been developed for the positions of Chairman of the Board and Committee Chairmen, as well as individual Directors.

(b)	The Board and CEO have developed a written position description for the President and CEO. Annual objectives are established for the President and CEO, with the Executive Compensation Committee and the Board, in conjunction with the annual budgeting process. The Executive Compensation Committee, based on performance against these objectives, reviews progress against corporate objectives annually. The President and CEO’s objectives always have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education (TSX #6)

(a)	Orientation for New Directors:

(i)	Prior to joining the Board, the new Director has in-depth discussions with the Chairman of the Board with respect to Director expectations, expected time commitment and the specific role the new Director would be expected to play with the Board, based upon his or her particular talents and experience. The new Director is provided a copy of the Corporate Governance Guidelines and Director Expectations, Code of Ethics and Business Conduct, Committee Charters, and position descriptions for Board members, Board Chair, Committee Chairs and the President and CEO.

(ii)	To orient a new Director with our business, the Director is provided with a comprehensive briefing book outlining the history of Biomira and our product candidates, past financings, financing structure, investor relations and shareholder information, product and clinical information, corporate overview and organization structure. As well an onsite visit is planned for the new Director. Management makes presentations on various aspects of our business to the Board of Directors on a regular basis.

(b)	Continuing Education: Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own, and the Board’s, effectiveness. In the interest of efficiency, when individuals attend conferences paid for by Biomira, information is shared with other Directors. As well, a CD library of various educational conferences is being compiled and is made available to all Board members. Experts from time to time, make in-house presentations to the Board on subjects relevant to the performance of Director duties. With each Board agenda package, Directors are provided with articles of interest and relevance to Board governance. The CGNC feels these efforts are sufficient to keep Directors current, and costs reasonable.

5.	Ethical Business Conduct (TSX #1f)

(a)	The Board has adopted a written Code of Ethics for Financial Officers. This applies to the President and CEO, Vice President Finance and Administration and Chief Financial Officer and the Vice President of Treasury and Financial Operations. In addition, the Board has adopted a Code of Ethics and Business Conduct for our Directors, Officers and Employees, which is discussed with all employees and is signed annually by the members of the Board of Directors. This Code, among other matters, specifically includes guidelines with respect to conflicts of interest, protection and proper use of corporate assets and opportunity, confidentiality of corporate information, fair dealing with our security holders, customers, suppliers, competitors and employees, compliance with laws, rules and regulations and reporting of any illegal or unethical behaviour. This Code does not incorporate or make reference to all policies, but acts as a synthesis of the key policies and principles that should govern all conduct. Under the direction of the Audit Committee, Biomira has instituted a “Whistle Blowing” system that accommodates a confidential and anonymous process for reporting Code violations or perceived violations. The Board is committed to maintaining compliance with the Code, and through the CGNC, monitors compliance on a regular basis, and with a formal annual review. The Compliance Officer reports to the CGNC at every Committee meeting in a private session without management present. No waivers to this Code have been requested. Documents are available in the “Investors” – Corporate Governance Section on our Web site at www.biomira.com.

(b)	Independent Judgement: In selecting Board members, care is given to ensure the Board is comprised of a majority of Directors who are independent of management, independent in character and judgement and free from any business or other relationship or circumstance which is likely to affect, or could appear to affect, the exercise of their independent judgement. The CGNC annually reviews the outside activities of Directors to ensure there are no areas of conflict of interest (TSX #3b). Should a situation ever arise where there is a conflict, or appearance of a conflict, that Director is required to refrain from participating in a Board discussion and Board resolution vote and would inform the Board in writing of the reason for this decision. (See *Definition of “independent”).

(c)	The Board of Directors sets the tone for business ethics and ethical conduct. It is the responsibility of the CGNC to review compliance with this Code and on behalf of the Board, satisfy itself as to the integrity of the CEO, other senior officers and Directors with respect to setting the example and creating a culture of integrity throughout our Company.

6.	Nomination of Directors

(a)	Identification of New Board Candidates: Directors of Biomira will be expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. In proposing candidates to the Board of Directors, the CGNC reviews business interests and relationships of the candidates to ensure that such nominees would be able to act in our best interests. The CGNC has developed a “Board Recruitment Process – Qualification & Selection Criteria for Directors” which covers areas such as: general qualifications, legal requirements, desired business background experience, attributes, and recruitment principles.

(b)	Nominating Committee: The Board of Directors has established a Corporate Governance and Nominating Committee composed entirely of independent Directors. Members proposed for 2005 are: Michael C. Welsh, Chairman; Richard L. Jackson, Christopher S. Henney. (TSX #4)

The CGNC has a written charter that clearly establishes the Committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations and manner of reporting to the Board. This charter is available at “Investors” – Corporate Governance Section on our Web site at “Investors” – Corporate Governance Section on our Web site at www.biomira.com.

The CGNC also has the right to engage, at our expense, an outside advisor, as do all Board Committees. In making its recommendations to the Board on Director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs. We had no contract in 2004 providing the CGNC with consulting services related to nominating Director candidates. The CGNC has determined and recommended to the Board that the current size and composition of the Board (7) is an effective number for decision-making and Committee participation. (TSX #7)

The CGNC is mandated to ensure that the Board has the right balance of competence and skills, and that the contributions of the Board Chairman, Board members, Committees of the Board, and the Board as a whole are reviewed on an annual basis. A process has been established which involves questionnaires that are completed by individual Board members. (TSX #5)

The Chair of the CGNC reviews the findings of the questionnaires and reports the aggregate results for the Chairman, Board and Board Committees to the full Board. Individual Director assessments are discussed privately with the Chairman of the Board who then discusses individual contributions with the individual Directors.

The CGNC monitors the quality of the relationship and communication between management and the Board.

(c)	Responsibilities, Powers and Operation of CGNC:

The functions performed by the Corporate Governance and Nominating Committee include, among other matters:

●	selecting the individuals qualified to serve on our Board of Directors (consistent with criteria that the Board has approved) for election by shareholders at each annual meeting of shareholders and to fill vacancies on the Board of Directors

●	overseeing the evaluation of the performance of the Board and the adherence by each of the Audit, Executive Compensation, and Corporate Governance and Nominating Committees of the Board of Directors to their respective charters, and

●	developing, assessing and recommending to the Board, our corporate governance policies and procedures.

Biomira is committed to maintaining the highest standards of corporate governance. The CGNC has been given the mandate by the Board to ensure that Biomira and our Board of Directors maintain high standards of corporate governance. The Committee monitors on a regular basis the current corporate governance best practices and reports to the Board on a regular basis. The CGNC is aware of the global regulatory environment and ensures that Biomira complies with the TSX Guidelines. Furthermore, the Committee ensures that we adopt a proactive approach to corporate governance by adhering to best practices and guidelines, including those under the CSA Proposals, Nasdaq Corporate Governance Rules or Proposals and relevant aspects of the SOX. (See “Corporate Governance Guidelines and Director Expectations” in the “Investors” – Corporate Governance section of our Web site www.biomira.com. (TSX #10)

7.	Compensation

(a)	Directors and Officers: In accordance with the policies and principles set forth in its charter, The Executive Compensation Committee is responsible for annually reviewing and determining the form and amount of Director compensation. The Committee submits its recommendation to the Board of Directors to ensure that such compensation realistically reflects the responsibilities and risks associated with the position of Director. (TSX #8) With respect to Officers of Biomira, the Executive Compensation Committee is responsible for reviewing the President and CEO’s recommendations regarding the establishment of levels of salary, bonus, benefits and incentives, stock option plans and/or other equity participation plans (collectively “compensation”) provided to our Officers.

(b)	Composition: The Executive Compensation Committee consists of a minimum of three members of the Board of Directors, appointed annually, each of who is affirmatively confirmed as independent by the Board of Directors.

The proposed members of the Committee for 2005 are: Eric E. Baker, Chairman; Richard L. Jackson, S. Robert Blair.

In 2004 the Committee held one face-to-face meeting and two conference call meetings.

(c)	Responsibilities, Powers and Operations of Executive Compensation Committee:

Duties include, among other matters:

●	recommending and/or approving the compensation to be paid to our senior management;

●	establishing performance objectives in connection with our senior executive compensation plan to ensure consistency with Biomira’s financial and strategic plans and objectives and overseeing our variable pay incentive program;

●	recommending to the full Board, Director compensation; and

●	reviewing and approving the Executive compensation section of the proxy circular prior to public disclosure.

8.	Board Committees

The Board has three Committees:
Audit Committee, Corporate Governance and Nominating Committee and Executive Compensation Committee. All Committees of the Board are composed solely of independent Directors. (TSX #9)

9.	Assessments

Under the mandate of the CGNC annual assessments are conducted as follows:

●	Annual Board and individual Director self-assessment

●	Adherence of Board Committees to their respective mandates

●	Performance of the Chairman of the Board

●	Review of the size and composition of the Board

●	Review of the Committee structure

●	Review of Corporate Governance Guidelines and Director Expectations

●	Review of succession planning for the Board, Chairman of the Board, President and CEO, and Officers (TSX #1c)

Corporate governance practices not outlined in Form 58-101F, but for which disclosure is required

Audit Committee and Internal Controls (TSX #1e; TSX#13)

The Audit Committee of the Board of Directors is composed solely of independent Directors. The Audit Committee has three members and has a written charter. The charter is available in the “Investors” – Corporate Governance section of our Web site www.biomira.com.

The auditors are fully aware that the Audit Committee hires them through recommendation, their nomination in this Proxy Circular by the Board is subject to recommendation from the Audit Committee and they are under the oversight of the Audit Committee.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for our accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, the adequacy of internal control systems, any relevant accounting, financial and security matters, and the management of financial and system risks. The Audit Committee holds quarterly meetings with the external auditors, both with and without management present. The Board, through the Audit Committee, regularly reviews the adequacy of our internal controls. Internal controls and management of information are regularly upgraded as is required for our continuing and evolving operations. We have written guidelines for confidentiality, security, responsible usage and etiquette on our networks and computer systems in use. The Audit Committee reports to the Board prior to approval of quarterly and annual financial statements, and reviews quarterly and annual financial statements prior to release.

The Audit Committee and the Board have approved a written Code of Ethics for our principal executive officer and the senior financial officers. (See also section 5 (a))

Any permissible non-audit services provided by our external auditors require prior Audit Committee approval.

All members of the Audit Committee are financially literate and have held senior positions with financial responsibility.

The Audit Committee is constituted in accordance with SEC rules and further complies with the requirements of SOX that there be at least one “Audit Committee Financial Expert”, Mr. W. Vickery Stoughton, who is independent of management.

The Audit Committee met six times in 2004. Members proposed for 2005 are: W. Vickery Stoughton, Chairman; Michael C. Welsh, Christopher S. Henney.

Strategic Planning (TSX #1a)

At least one Board meeting a year is specifically set aside for a substantial strategy planning session in which the Board reviews strategic options and risks and discusses strategies developed by management. Our general strategies and the implementation thereof are discussed regularly at meetings of the Board and the Board provides guidance on the evolution of the strategic plan. Management reports to the Board on our progress in achieving strategic objectives.

Identification of Risks (TSX #1b)

The Board believes that it understands the specific risks of Biomira’s business. The Board has identified specific Board Committee responsibilities for key risks, and the Committees review these with management on a regular basis. Major strategic risks are reviewed by the Board as part of its discussion of our strategic plan. Management has developed a “Quick Response Plan” to ensure that management and, if necessary, the Board can respond quickly and appropriately in any situation requiring decision or action.

Our Communication Policy (TSX #1d)

Biomira employs one Investor Relations Professional and complies fully with all regulatory requirements. We have systems in place to ensure effective communication with the public and our shareholders, as well as to ensure our compliance with regulatory and disclosure obligations. A formal communication policy is contained in our Public Disclosure Policy, including our Insider Trading Policy, approved by the Board. The Board reviews the content of all major disclosure documents prepared by or on our behalf. This includes, among others, the Annual Report, the Annual Information Form, and Managements Discussion and Analysis of annual and quarterly results. The Director of Investor Relations is the liaison between shareholders and the Board and on request, shareholder communication will be forwarded to the Board.

Biomira periodically sets trading blackout periods for employees and Directors in advance of news releases, quarterly financial reports and in other circumstances, as deemed appropriate. Management has established a Disclosure Policy Committee responsible for developing, implementing and monitoring the disclosure process at Biomira.

As a result of the SOX and the rules of the SEC, we have established an Internal Disclosure Assessment Committee that meets at least quarterly in connection with financial disclosure and executive certification of applicable documents.

The Audit Committee of the Board of Directors has put in place a system for the receipt, retention and handling of anonymous and confidential complaints from employees with respect to internal controls and accounting procedures, all as specified in our Code of Ethics and Business Conduct.

Outside Advisors (TSX #14)

The CGNC considers and, if deemed appropriate, recommends to the Board for approval, the requests of individual Directors to engage outside advisors at our expense.

*Definition – “Independent”

TSX: As defined by the TSX, an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated Director.

CSA: As defined in the CSA Proposal, an “independent” director continues to be an individual that has no direct or indirect material relationship with the issuer. A material relationship being a relationship, which could be reasonably expected to interfere with the exercise of a member’s independent judgement. Specifically, a director will not be “independent” if he is (i) an employee of the issuer or receives more than $75,000 per year in direct compensation other than for acting as a member of the Board (ii) an employee of an internal or external auditor; (iii) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; (iv) receiving a consulting, advisory or other compensatory fee from an issuer or its subsidiaries, this applying also to his immediate family members and; (v) an affiliated entity of the issuer or any subsidiary entities.

SOX: As defined by SOX, to be determined “independent” a director may not accept any consulting, advisory or other compensatory fee from the listed Corporation, or be an affiliated person of the listed Corporation or any subsidiary thereof, other than in such person’s capacity as a member of the Board of Directors or Committees thereof.

Nasdaq: As defined by the Nasdaq rules, an “independent” director is a person other than an officer or employee of ours or our subsidiaries or any other individual having a relationship, which in the opinion of the corporation’s board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a Director.

ADDITIONAL INFORMATION

     Additional information relating to Biomira is available on SEDAR at www.sedar.com.

     Any person may request and receive the following from our Corporate Secretary:

1.	one copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form;

2.	one copy of our comparative financial statements for the most recently completed financial year, the accompanying auditor’s report, and one copy of any of our interim financial statements created after the latest annual financial statements; and

3.	one copy our most recent Management Proxy Circular in respect of the most recent annual shareholder meeting that involved the election of directors.

     We may require a non-shareholder to pay a reasonable charge for the material requested.

     Financial information about our financial year ended December 31, 2004 is contained in our financial statements and MD&A, both of which can be found in our Annual Report.

GENERAL

     The accompanying form of proxy, when properly signed, confers discretionary authority with respect to matters identified in the accompanying Notice of Annual General and Special Meeting. Our management is not aware of any amendments, variations or other matters to be presented for action at the Meeting except as hereinbefore disclosed. All shares represented by proxies will be voted.

     All currency references herein are to Canadian dollars except where otherwise indicated.

DIRECTORS’ APPROVAL

     Our Board has approved the contents of this proxy circular and the distribution of the circular to our shareholders.

DATED at Edmonton, Alberta, Canada

February 28, 2005

T. Alexander McPherson, MD, PhD, President & Chief Executive Officer	Edward A. Taylor, Vice President Finance & Administration, Chief Financial Officer & Corporate Secretary

Form of Proxy – Annual General and Special Meeting to be held on May 18, 2005

Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2 and 3.

Proxies submitted must be received by 1:30 p.m., MST, on May 16, 2005.

007HJA

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Biomira Inc. hereby appoint: Eric E. Baker, or failing him T. Alexander McPherson	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of the Corporation to be held at Dalton’s Conference Centre, Greenwood Inn Hotel, 4485 Gateway Blvd, Edmonton, Alberta, on Wednesday, the 18th day of May, 2005 at the hour of 1:30 p.m. (Mountain time), and at any adjournment thereof.

1. Election of Directors
To elect as directors for the ensuing year, the nominees provided for in the Corporation’s Management Proxy Circular accompanying this Proxy.

FOR all nominees:

WITHHOLD vote for all nominees:

2. Appointment of Auditors
To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.

3. Resolution To approve a Restricted Share Unit Plan of the Corporation, as detailed in the Corporation’s Management Proxy Circular accompanying this Proxy.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this said Proxy shall vote in favour of the matters referred to above.

Date

■	B R A Q	+

007HKA

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Form of Proxy – Annual General and Special Meeting to be held on May 18, 2005

Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2 and 3.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically – You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	• •	Go to the following web site: www.computershare.com/ca/proxy Proxy Instructions must be received by 1:30 pm, MST, May 16, 2005.	•	You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com – click “Investors” and then “Electronic Shareholder Communications”.
•	Proxy Instructions must be received by 1:30 pm, MST, May 16, 2005.

HOLDER ACCOUNT NUMBER		ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 1:30 p.m., MST, on May 16, 2005.

006ZQB

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder I/We being holder(s) of Biomira Inc. hereby appoint: Eric E. Baker, or failing him T. Alexander McPherson	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Shareholders of the Corporation to be held at Dalton’s Conference Centre, Greenwood Inn Hotel, 4485 Gateway Blvd, Edmonton, Alberta, on Wednesday, the 18th day of May, 2005 at the hour of 1:30 p.m. (Mountain time), and at any adjournment thereof.

1. Election of Directors
To elect as directors for the ensuing year, the nominees provided for in the Corporation’s Management Proxy Circular accompanying this Proxy.

FOR all nominees:

WITHHOLD vote for all nominees:

2. Appointment of Auditors

To appoint Deloitte & Touche, Chartered Accountants, Edmonton, Alberta, as auditors of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.

3. Resolution

To approve a Restricted Share Unit Plan of the Corporation, as detailed in the Corporation’s Management Proxy Circular accompanying this Proxy.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this said Proxy shall vote in favour of the matters referred to above.

Date

Financial Statements Request	Interim Financial Reports	Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive interim financial reports by mail. You may add your name and address details to our mailing list online to receive these reports at www.computershare.com/ca/mailinglist	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive interim financial statements.

■	B R A Q	+

006ZRC

Rather than receiving financial statements by mail, you may choose to access them at www.biomira.com. Under securities regulations, holders may elect annually to receive interim financial statements by mail by completing and returning this card, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Computershare Trust Company of Canada
100 University Ave. 9th Floor
Toronto ON M5J 2Y1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: March 31, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Administration and Chief Financial Officer